UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                      COLUMBUS NETWORKS CORPORATION, F/K/A
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   199463 10 0
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JULY 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 199463 10 0                                                PAGE 2 OF 5


                                  SCHEDULE 13D

  1     NAME OF REPORTING PERSON                                    MERVYN WEISS

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
        (See Instructions)                                               (b) [ ]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS (See Instructions)
        OO

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        CANADIAN

  NUMBER OF         7     SOLE VOTING POWER
   SHARES                 2,386,091 SHARES
BENEFICIALLY
  OWNED BY          8     SHARED VOTING POWER
    EACH                  -0-
 REPORTING
PERSON WITH         9     SOLE DISPOSITIVE POWER
                          2,386,091 SHARES

                   10     SHARED DISPOSITIVE POWER
                          -0-

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,386,091 SHARES

 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                            [ ]

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.4%

 14     TYPE OF REPORTING PERSON*
        IN


 INCLUDE  BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7            2 OF 5
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 199463 10 0                                                PAGE 3 OF 5


ITEM. 1 SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, of Columbus Networks Corporation, a Nevada corporation (the "Issuer"). Its principal executive offices are located at 100 - 1295 Stevens Road, Kelowna, British Columbia, Canada V1Z 2S9.

ITEM 2. IDENTITY AND BACKGROUND.

The person filing this statement is Mervyn Weiss. Mr. Weiss is a Canadian citizen. The business address of Mr. Weiss is 5884C Beach Avenue, Peachland, British Columbia, Canada V0H 1X7. Mr. Weiss is semi-retired.

During the past five years, Mr. Weiss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Weiss has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of the Share Purchase Agreement between Beadman Family Trust and Merv-Co Holdings, Ltd., Merv-Co Holdings, Ltd. acquired 2,100,000 shares of common stock of the Issuer from Beadman Family Trust for $80,000 Canadian Funds. Mr. Weiss has sole voting and dispositive power in these shares.

ITEM 4. PURPOSE OF TRANSACTION.

This transaction was a private sale of restricted common stock of the Issuer.

Other than described above, none of the filing persons has any other present plans or proposals which relate to or would result in:

         (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

         (2) any material change in the present capitalization or divided policy of the Issuer;



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CUSIP NO. 199463 10 0                                                PAGE 4 OF 5


         (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

         (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (6)  any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Weiss will continue to review his investment in the Issuer and reserves the right to change his intention with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of July 20, 2001, Merv-Co Holdings Ltd. owned of record 2,386,091 shares (11.4%) of the Issuer's Common Stock.

(b) As of July 20, 2001, Mr. Weiss had the power to vote and dispose of 2,386,091 shares (11.4%).

(c) During the sixty-day period preceding the filing of this Schedule 13D, neither Merv-Co Holdings Ltd. nor Mr. Weiss had any transactions in the stock of the Issuer, other than those described above in Items 3 and 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Merv-Co Holdings Ltd. or Mr. Weiss.

(e) Mr. Weiss continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.




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CUSIP NO. 199463 10 0                                                PAGE 5 OF 5

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 26, 2001                /s/ MERVYN WEISS
                                        ----------------------------------------
                                        Mervyn Weiss